FILED PURSUANT TO
RULE 424(b)(3)
FILE NO. 333-117367

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST, INC.
SUPPLEMENT NO. 4 DATED APRIL 6, 2006
TO THE PROSPECTUS DATED MAY 23, 2005

This prospectus supplement (this “Supplement”) is part of the prospectus of Lightstone Value Plus Real Estate Investment Trust, Inc. (the “REIT”), dated May 23, 2005 (the “Prospectus”), and should be read in conjunction with the Prospectus, Prospectus Supplement No. 1 thereto, dated August 1, 2005, Prospectus Supplement No. 2 thereto, dated September 20, 2005 (“Supplement No. 2”), and Prospectus Supplement No. 3 thereto, dated January 23, 2006. This Supplement will be delivered with the Prospectus.

The purpose of this Supplement is to describe the status of the offering of common shares of the REIT, to disclose the acquisition of a retail building in St. Augustine, Florida, to correct a calculation contained in the Prospectus, to describe recently passed terrorism insurance legislation that may affect risks related to our investments and to update the litigation section of the Prospectus.

Status of the Offering

We commenced our initial public offering of 300,000,000 shares of common stock on May 23, 2005. As of March 31, 2006, we had received aggregate gross offering proceeds of approximately $5.2 million from the sale of approximately 525,000 shares in our initial public offering. Additionally, Lightstone SLP, LLC has contributed $525,000 to the operating partnership pursuant to the arrangement described in the “Compensation Table” and “Capital Resources” sections of our Prospectus. After allowing for the payment of approximately $420,000 in selling commissions and dealer manager fees, and $105,000 in other organization and offering expenses, as of March 31, 2006, we had raised aggregate net offering proceeds of approximately $5.2 million. The first closing for shares of our common stock was held on February 1, 2006, and thereafter, weekly closings have occurred and will occur until termination of the offering.

Property Acquisition

On November 30, 2005, Prime Outlets Acquisition Company LLC (“Prime”) entered into a Purchase and Sale Agreement (the “Agreement”) with St. Augustine Outlet World, Ltd. (“Seller”), an unaffiliated third party, to purchase Belz Outlets at St. Augustine, Florida. On March 31, 2006, Prime assigned the purchaser’s interest in the Agreement to LVP St. Augustine Outlets LLC (“Owner”), a single purpose, wholly owned subsidiary of Lightstone Value Plus REIT LP (the “Partnership”), our operating partnership.

Owner acquired the Property pursuant to the Agreement on March 31, 2006. Owner’s total acquisition price, including acquisition-related transaction costs, was $26,921,450. In connection with the transaction, Lightstone Value Plus REIT LLC, our advisor, received an acquisition fee equal to 2.75% of the purchase price, or $715,000.

Approximately $22.4 million of the total acquisition cost was funded by a mortgage loan from Wachovia Bank, National Association (“Wachovia”) and approximately $4.5 million was funded with offering proceeds from the sale of our common stock. Loan proceeds from Wachovia were also used to fund approximately $4.8 million of escrows for future leasing-related expenditures, real estate taxes, insurance and debt service. Owner currently holds a fee simple interest in the Property, subject to the encumbrances described below.

In connection with the acquisition, Owner secured a mortgage loan from Wachovia in the principal amount of $27,250,000. The loan has a 30 year amortization period, matures in 10 years, bears interest at a fixed rate of 6.09% per annum and requires monthly installments of interest only through the first 12 months, and monthly installments of principal and interest throughout the remainder of its stated term. The loan will mature on April 11, 2016, at which time a balance of approximately $23,427,000 will be due, assuming no prior principal prepayment. The loan will be secured by the Property and will be non-recourse to the REIT and the Partnership.

In connection with the mortgage loan on the Property, Lightstone Holdings, LLC (“Guarantor”), a limited liability company that is wholly owned by David Lichtenstein, our Chief Executive Officer and President, has guaranteed payment of losses that Wachovia may sustain as a result of fraud, misappropriation, misuse of loan proceeds or other acts of misconduct by Owner and/or its principals or affiliates.  Such losses are recourse to Guarantor under the guaranty regardless of whether Wachovia has attempted to procure payment from Owner or any other party.  Further, in the event of Owner's bankruptcy, reorganization or insolvency, or the interference by Owner or its affiliates in any foreclosure proceedings or other remedy exercised by Wachovia, Guarantor has guaranteed the payment of any unpaid loan amounts.  We have agreed, to the maximum extent permitted by our Charter, to indemnify Guarantor for any liability that it incurs under this guaranty.

The Property is a factory outlet mall located off Interstate 95 in St. Augustine, Florida, which is 20 miles south of Jacksonville. Built in 1998, the Property currently has 255,758 square feet of retail space. The Property is leased to retail stores with the occupancy percentage set forth below. No single tenant occupies in excess of 10% of the Property’s rentable square footage.

The percentage occupancy rate of the Property is currently 77% and the average effective annual rental per square foot is currently $22.48. Information relating to the Property’s percentage occupancy rate and average effective annual rental per square foot for each of the last five years is unavailable, as Seller has been uncooperative and refused to provide Owner with the data that it needs to disclose such information.

The following is a schedule of lease expirations and related information for each of the next ten years:

Year	Number of Expiring Leases	Total Square Feet	Aggregate Annual Rental	Percentage of Gross Annual Rental
2006	28	78,521	$1,707,643	38.5%
2007	6	19,072	426,354	9.6%
2008	5	34,667	680,081	15.3%
2009	11	36,232	1,032,799	23.3%
2010	6	21,197	502,070	11.3%
2011	-	-	-	-
2012	-	-	-	-
2013	2	5,427	22,352.5%
2014	-	-	-	-
2015	1	2,275	66,653	1.5%

Realty taxes paid on the Property for the fiscal year ended December 31, 2005 were $598,855. The property was subject to a tax rate of 16.1951%.

General competitive conditions affecting the Property include those identified in the section of our Prospectus captioned “Competition.”

Lightstone Value Plus REIT Management LLC, the property manager of the REIT, has executed a management agreement with Prime Retail Property Management, LLC, a limited liability company wholly owned by an affiliate of Lightstone. The Property will be branded and operated as a Prime Outlets property. We believe that the Property is adequately insured.

To the extent that a subsidiary of the Partnership acquires properties for cash, the initial basis in such properties for federal income tax purposes generally will be equal to the purchase price paid by the Partnership. The Partnership plans to depreciate each such depreciable property for federal income tax purposes on a straight-line basis using an estimated useful life of 39 years.

Structure

The Prospectus, as revised by Supplement No. 2, currently indicates that “[i]f the minimum offering of 200,000 shares is sold or the maximum offering of 30,000,000 shares is sold, the Advisor’s 20,000 shares will, in each case, represent less than 1% of the issued and outstanding shares.” The following information replaces the quoted language in the preceding paragraph as it appears in the section of our Prospectus captioned “Our Structure and Formation-Structure,” as revised by Supplement No. 2:

When the minimum offering of 200,000 shares was sold, the Advisor’s 20,000 shares represented more than 9% of the issued and outstanding shares. If the maximum offering of 30,000,000 shares is sold, the Advisor’s 20,000 shares will represent less than 1% of the issued and outstanding shares.

Terrorism Insurance

On December 22, 2005, President Bush signed into law the Terrorism Risk Insurance Extension Act of 2005 (“TRIEA”). TRIEA extends the federal terrorism insurance backstop through 2007.

The Terrorism Risk Insurance Act of 2002 (“TRIA”), which expired on December 31, 2005, was adopted to ensure affordable terrorism insurance to commercial insureds, including real estate investment trusts. Its extension should increase availability of terrorism insurance coverage on our properties through 2007, and thus mitigate certain of the risks and concerns outlined in the sections of our Prospectus captioned “Risk Factors-Risks Associated with our Properties and the Market-Insurance Risks” and “Real Property Investments-Insurance Coverage on Properties.”

Litigation

The section of our Prospectus captioned “Litigation” is amended and restated in its entirety to read as follows:

On March 29, 2006, Jonathan Gould, a former member of our Board of Directors and Senior Vice-President-Acquisitions, filed a lawsuit against us in the District Court for the Southern District of New York. The suit alleges, among other things, that Mr. Gould was insufficiently compensated for his services to us as director and officer. Mr. Gould seeks damages of (i) up to $11,500,000 or (ii) a 2.5% ownership interest in all properties that we acquire and an option to acquire up to 5% of the membership interests of Lightstone SLP, LLC. Management believes that this suit is frivolous and entirely without merit and intends to defend against these charges vigorously.